EXHIBIT 4.16

[Letterhead of Deloitte Touche Tohmatsu Certified Public Accountants LLP

April 2, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 16F of Form 20-F of Trina Solar Limited (“Trina Solar”) for the year ended December 31, 2012, which Trina Solar expects to file on or about April 2, 2013, and have the following comments:

1.             We agree with the statements made in the first sentence of paragraph 1 and paragraphs 2, 3 and 4 of Item 16F for which we have a basis on which to comment on, and we agree with, the disclosures.

2.             We have no basis on which to agree or disagree with the statements made in sentences 2 and 3 of paragraph 1 or the paragraph 5 of Item 16F.

Yours sincerely,

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP